Exhibit (c)(7)

Preliminary Draft PROJECT ROCKET SPECIAL COMMITTEE DISCUSSION MATERIALS DECEMBER 20, 2011

PRELIMINARY VALUATION SUMMARY – MANAGEME (Dollars in Millions, Except per Share) 1 8 11 $ Note: Assumes net cash of $23.0mm. Shares include accelerated vesting of RSUs and exercise of options with a strike below $9.00/share. Estimated EBITDA and Cash EPS is based on Management Projections adjusted to separate Core Business operating earnings from Non-Core Asset earnings (valued separately). (a) Based on 20 trading day average closing share price of $6.69 as of 12/19/11. (b) Future price targets (typically 12-month projections) based on two most recent research reports published as of 11/8/11. 2

PRELIMINARY VALUATION SENSITIVITY (Dollars in Millions, Except per Share) Preliminary Draft Adjusted Enterpr 2011E EBITDA Mu 2011E Adjusted E 2012E EBITDA Mu 2012E Adjusted E (a) Shares include accelerated vesting of RSUs, exercise of options with a strike below the offer price per share and shares expected to be issued related to the GFS acquisition. (b) For analytical purposes, EBITDA is adjusted by adding back $3.8mm and $2.5mm of pretax losses related to ROCKET office expansion efforts in 2011 and 2012, respectively. 3

Preliminary Draft APPENDIX

PRELIMINARY SUM OF THE PARTS ANALYSIS – SUMMARY (Dollars in Millions, Except per Share) Preliminary Draft BELOW IS A SUMMARY OF IMPLIED PER SHARE VALUES BASED ON A SUM OF THE PARTS ANALYSIS ASSUMING CORPORATE OVERHEAD ALLOCATION OF 80% TO OTHER WEALTH MANAGEMENT AND 20% TO MASS AFFLUENT 2011E 2011E Adj uste d 2012E 2012E Adj uste d (a) For analytical purposes, EBITDA is adjusted by adding back $3.8mm and $2.5mm of pretax losses related to ROCKET office expansion efforts in 2011 and 2012, respectively. 5

NON-CORE ASSETS PRELIMINARY VALUATION COMPARISON (Dollars in Millions, Except per Share) Preliminary Draft Concept Other GFS Earnout (e Total Value per Shar Note: Estimated marketable values reflected herein are based on information provided by management and take into account the illiquidity of many of these assets/investments. Estimated marketable values reflect estimates based on such information to reach an informed opinion, and do not constitute an appraisal or certification of value. Note: LION data based on our preliminary understanding from discussions to date. (a) Net of estimated deferred tax liability and any other related liabilities. (b) Calculated based on negotiations with a prospective buyer at an estimated offer price of $68.5mm. ROCKET’s ownership in PTC would result in a pre-tax value of $23.0mm to the Company, or $14.7mm after tax. (c) Level 1 Assets consist primarily of ROCKET common stock. (d) Level 2 & 3 Assets consist of warrants and other securities, primarily associated with private equity investments. (e) Represents the cash portion of the GFS earnout and CAGR adjustment. LION’s liability includes the value of the “in-the-money” earnout and “out-of-the-money” CAGR adjustment. Stephens liability includes only the value of the “in-the-money” GFS earnout. Source: Company filings and provided materials. 6

TRADING LPL Inves tment (Dollars in Millions, Waddell & RPr eed Stifel Financial BROKER/DEALERS Federated Inves GAMCO Investo Cohen & Steers Epoch Holding MANAGERS ASSET ROCKET (b) Source: Capital IQ & SNL Financial. (a) FactSet median estimates. ROCKET consensus estimates of $0.42 and $0.55 in 2011E and 2012E, respectively. (b) ROCKET EBITDA calculated by reverse tax-affecting the consensus research analyst net income forecast (at 40% tax rate) to arrive at pre-tax income, and then adding estimated depreciation, amortization and interest. 7

(Dollars in Millions) 6/23/05 Preliminary Draft L 5/10/05 S Source: SNL Financial & company filings. Criteria: Selected Asset Manager & Broker/Dealer M&A Transactions since 1/1/05 with deal values between $10mm & $3bn. (a) EV/LTM EBITDA multiple provided by ROCKET management. 8